List of BOXABL Social Media Posts Mentioning Investing

1. YOUTUBE

a. Posted 9/26/23

i. 

In less than 7 hours, Boxabl has reached $2 Million in investment commitments for the Regulation Crowdfunding offering! This means there is only a little over $1 Million left that we are able to raise per SEC guidelines. If you would like to participate, go to the link below to complete the investment commitment!

Visit https://stock.boxabl.com/ for more information and complete your investment commitment.
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